FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October, 2004

General Company of Geophysics
(translation of registrant’s name into English)

1, rue Léon Migaux
91341 MASSY
FRANCE
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82

COMPAGNIE GENERALE DE GEOPHYSIQUE
(ISIN: FR0000120164 — NYSE:GGY)
Limited Liability Company with a share capital of € 23 363 436
Head Office : 1, rue Léon Migaux — 91300 Massy — France
Registered No. 969 202 241 — RCS Evry

NOTICE OF SHAREHOLDERS’ MEETING

The shareholders of COMPAGNIE GENERALE DE GEOPHYSIQUE are hereby advised that a Combined General Meeting (ordinary and extraordinary) is to be convened on Friday, October 29, 2004 at 10:00 a.m. at Palais Brongniart, Petit Auditorium, 75002 Paris, France, with the following agenda:

I — RESOLUTIONS TO BE CONSIDERED BY THE EXTRAORDINARY GENERAL MEETING

•	Board of Directors’ report;

•	Statutory Auditors’ report on the proposed transactions;

•	Reserved issue of bonds in the amount of USD 84,980,000 divided into 14,000 bonds of USD 6,070 each, convertible into new shares, redeemable for new shares and/or existing shares and/or in cash, the interests being paid into new shares and/or existing shares and/or in cash.

•	Delegation of powers and authority to the Board of Directors to implement the issue.

•	Delegation of powers and authority to the Board of Directors to increase the capital, reserving the subscription of the shares to be issued to members of a Company Savings Plan.

•	Creation of a new Article 13 of the Articles of Association allowing the board of directors to appoint observers.

II — RESOLUTIONS TO BE CONSIDERED BY THE ORDINARY GENERAL MEETING

•	Appointment of a new Director.

•	Powers for publicity formalities.

First resolution

(Reserved issue of bonds convertible into new shares, redeemable in cash and/ or into new and/
or existing shares with interest payable in cash and/or in new and/or existing shares)

     The general meeting, being held in compliance with the quorum and majority requirements for an extraordinary general meeting, in compliance with articles L.225-129 and seq., L.225-138 and seq. and L.228-91 and seq. of the French Commercial Code, having been acquainted with the report of the board of directors and the special report of the statutory auditors, noting that the share capital of the company is fully paid and that the company established two balance sheets legally approved by the shareholders:

1.	decides the reserved issue of bonds for a total nominal amount of 84,980,000 US Dollars, divided into 14,000 bonds of a nominal value of 6,070 US Dollars each, convertible into new shares of the Company, partly or wholly redeemable in cash and/ or into new and/ or existing shares of the Company with interest payable in cash and/ or in new and/ or existing shares of the Company, (hereinafter referred to as the “Bonds”) to be subscribed for cash.

The issue of the Bonds may result in the issue in favour of the holders of the Bonds of a maximum of:

•	1,400,000 shares with a nominal value of EUR 2 each, corresponding to a share capital increase amounting to a maximum of EUR 2,800,000, resulting from the conversion of the Bonds and subject to the adjustments provided for in paragraph “Adjustments of the Conversion Ratio in the event of financial transactions”;

•	2,000,000 shares with a nominal value of EUR 2 each, corresponding to a share capital increase amounting to a maximum of EUR 4,000,000, resulting from the redemption of the Bonds by delivery of shares and subject to the adjustments provided for in case of a division in the share nominal value ; and

•	1,200,000 shares of a nominal value of EUR 2 each, corresponding to a share capital increase amounting to a maximum of EUR 2,400,000, with respect to the payment in shares, at the Company’s option, of all or part of the interest due under the Bonds;

and an aggregate maximum issue of 4,599,900 shares with a nominal value of EUR 2 each, resulting in a share capital increase amounting to a maximum of EUR 9,199,800.

2.	decides expressly to suppress the shareholders’ preferential subscription right to the Bonds and to reserve the right to subscribe such Bonds to the beneficiaries referred to hereinafter and pursuant to the following breakdown:

•	ONEX PARTNERS LP, a limited partnership organised under the laws of Delaware with its registered office at 1209, Orange Street, Wilmington, Delaware 19801, U.S.A. c/o The Corporation Trust Company (up to 10,698 Bonds);

•	ONEX AMERICAN HOLDINGS II LLC, a limited liability company organised under the laws of Delaware with its registered office at 15, East Dover Street, Dover (Kent County), Delaware 19901, U.S.A. (up to 3,049 Bonds);

•	ONEX US PRINCIPALS LP, a limited partnership organised under the laws of Delaware with its registered office at United Corporate Services, 15 E. North Street, Dover, Delaware 19901, U.S.A. (up to 66 Bonds);

•	CGG EXECUTIVE INVESTCO, LLC, a limited liability company organised under the laws of Delaware with its registered office at 874, Walker Road, Suite C, Dover (Kent County), Delaware, 19904, U.S.A. (up to 187 Bonds);

3.	expressly waives, for the benefit of the successive holders of the Bonds, the shareholders’ preferential subscription right to the shares which may be issued upon conversion of the Bonds, upon redemption of the Bonds and/or upon payment in shares of the interest due under the Bonds.

4.	decides that the Bonds shall have the following characteristics:

(a)	Information related to the bonds

(i)	Number and denomination of the Bonds

The Compagnie Générale de Géophysique 7.75% 2004/ 2012 Bonds issue will be represented by 14,000 subordinated bonds with an aggregate nominal amount of 84,980,000 US Dollars convertible into new ordinary shares with a 2 euros par value (each a “Share” and collectively the “Shares”) and redeemable in cash or, at the option of the Company at Maturity, into new Shares and/or existing Shares of the Company, or in cash.

The nominal amount of each Bond has been fixed at 6,070 US Dollars.

(ii)	Proceeds of the issue

The gross proceeds of the issue will be 84,980,000 US Dollars.

(iii)	Structure of the Issue

The Bonds will be issued outside France and the subscription shall be reserved to Onex Partners LP, Onex American Holdings II LLC, Onex U.S. Principals LP and CGG Executive Investco, LLC.

(iv)	Offering

Subject to several conditions precedent, Onex Partners LP, Onex American Holdings II LLC, Onex U.S. Principals LP and CGG Executive Investco, LLC undertook to fully subscribe for the Bonds.

(v)	Selling restrictions

The offer or the sale of the Bonds may, in certain jurisdictions, be subject to specific regulations. Persons concerned should familiarise themselves, and comply, with any local restrictions

(b)	Terms and conditions of the Bonds

(i)	Form, and Delivery of the Bonds

The Bonds will be issued in accordance with French law.

The Bonds will be issued in registered form (nominatifs purs). The Bonds will be recorded in an account held by BNP Paribas Securities Services, GIS Emetteur, Immeuble Tolbiac, 75450 Paris Cedex 09, acting on behalf of the Company.

(ii)	Nominal Amount — Issue Price

The nominal amount of each Bond has been fixed at 6,070 US Dollars. The Bonds are issued at par and are payable in full on the settlement date.

(iii)	Annual Interest

(a)	Basic interest rate

Each Bond will bear basic interest (the “Basic Interest”) at a rate of 7.75% per annum (the “Rate of Interest”), on the nominal amount thereof from and including their issue date (the “Issue Date”) (i.e. 470.42 US Dollars per year and per Bond) per annum, through but not including the date of their redemption (subject to paragraph “Rights of Bondholders to Interest Payments on the Bonds and Dividends in Respect of Shares Delivered” in the event of conversion), accruing daily and payable quarterly in arrears on the 15th day of January, April, July and October of each year beginning January 15, 2005 (or the first following Business Day (as defined below) if any such day is not a Business Day), each such date being a “Basic Interest Payment Date”.

A “Business Day” shall mean any day on which both Euronext Paris S.A. (“Euronext Paris”) and the New York Stock Exchange are open for trading.

(b)	Contingent interest rate

Each Bond will also bear contingent interest in an amount equal to the product of: (i) the amount of any dividend, advance on dividends or other distribution paid per Share (except to the extent that the same results in a change in the Conversion Ratio (as defined in paragraph “Exercise Period and Conversion Ratio” below) by operation of the anti-dilution provisions (as described in paragraph “Adjustments to the Conversion Ratio in the event of financial transactions” below)), and (ii) the principal amount of such Bond divided by the Conversion Ratio (the “Contingent Interest”, if any, and, together with the Basic Interest, the “Interest”).

The Contingent Interest, if any, shall be paid on the date of payment of the corresponding dividend, advance on dividends or other distribution (a “Contingent Interest Payment Date”). Basic Interest Payment Dates and Contingent Interest Payment Dates are referred together as “Interest Payment Dates”).

(c)	Payment of interest

Subject to the provisions of paragraph “Rights of Bondholders to Interest Payments on the Bonds and Dividends in Respect of Shares Delivered” below, all payments of Basic Interest relating to an interest period of less than three months will be calculated on a basis of the Rate of Interest applied to the number of days elapsed from and including the later of the Issue Date and the most recent preceding Basic Interest Payment Date.

All Interest not paid when due will accrue interest on the basis of a rate of interest of 8.0% per annum applied to the number of days elapsed from and including the due date thereof to but excluding the date of payment.

All Interest payable on any Interest Payment Date shall be paid, at the Company’s option (in respect of which the Company shall deliver notice in the manner specified in paragraph “Notice to Bondholders” below to each holder of Bonds (each a “Bondholder”) not later than 10 Business Days prior to the relevant Interest Payment Date):

•	by the issuance or delivery of Freely Tradeable (as defined below) Shares having a Current Market Value (as defined below) as at the Business Day immediately prior to the relevant Interest Payment Date equal to the amount of Interest to be satisfied by the issuance or delivery of such Freely Tradeable Shares;

•	in cash in US Dollars; or

•	in any combination of the foregoing.

In the event, however, that the Company pays a dividend or interim dividend to its Shareholders during the 20 trading day period referenced in the definition of “Current Market Value” below with respect to any Interest Payment Date, Interest payable on such Interest Payment Date shall be payable only in cash.

In the event the Company has elected to make any payment of Interest in Shares, the Bondholder may direct the Fiscal Agent to deliver such Shares to a third party not otherwise holding Bonds.

Interest will cease to run from but excluding the date of payment in full of all amounts due by the Company in respect of any redemption.

Claims in respect of Interest will become void after a period of five years starting from the date they become due.

The “Current Market Value” of the Shares on any date shall be equal to the US Dollar Equivalent (as defined below) of 95% of the weighted average trading price of the Shares during the 20 trading days immediately preceding such date, as calculated by the Calculation Agent, on the regulated stock exchange on which the greatest monetary amount, determined by the Calculation Agent, of trading in Shares has occurred during the three-month period immediately preceding such date; provided, however, that such 95% shall be 92.5% with respect to any payment of principal at maturity in Freely Tradeable Shares if the average daily trading volume for the six months immediately preceding the payment date, as calculated by the Calculation Agent, on all exchanges where the Shares (or depositary shares representing such Shares) are traded is less than 40,000 Shares (or their equivalent) adjusted for any share splits, excluding Company trading (other than market making activities carried out on a discretionary basis by an investment service provider acting on behalf of the Company).

The “US Dollar Equivalent” of any amount denominated in a currency other than US Dollars shall be determined by the Calculation Agent by reference to the noon wholesale cross rate between the US Dollar and such other currency on the relevant date as reported by Bloomberg, or, if Bloomberg ceases to publish such information, by reference to the Federal Reserve Bank’s noon buying rate for such date.

Delivery of Shares

The Company shall not be permitted to deliver Shares in satisfaction of any amount payable under the Bonds unless such Shares are listed, freely tradeable, registered and qualified for trading on Euronext Paris and, in addition, on any other regulated stock exchange (except that Shares need not be Freely Tradeable over the New York Stock

Exchange (i) if they are “restricted securities” as defined in Rule 144(a)(3) under the Securities Act until such trading is permitted by Rule 144, subject to the conditions and limitations in clauses (b) — (k) thereof or (ii) if they are held by Bondholders who are “affiliates”, within the meaning of Rule 144 under the Securities Act, of the Company until such trading is permitted by Rule 144 subject to the conditions and limitations in clauses (b) — (k) thereof), where the Company’s Shares are traded and where the Exchange Trading Volume Threshold (as defined below) was satisfied on the Determination Date (as defined below) in respect of the relevant payment date (only Shares meeting such qualifications shall be considered to be “Freely Tradeable”).

The “Exchange Trading Volume Threshold” will be determined by the Calculation Agent on the Business Day following the Issue Date and following each Basic Interest Payment Date for purposes of determining the regulated stock exchange(s) for which the Exchange Trading Volume Threshold will be deemed to be satisfied for purposes of (x) the next succeeding Basic Interest Payment Date, (y) any Contingent Interest Payment Date occurring on or prior to such next succeeding Basic Interest Payment Date and (z) where such determination is being made following the last scheduled Basic Interest Payment Date prior to the Maturity Date, the Maturity Date , (such Business Day being a “Determination Date” and such next succeeding Basic Interest Payment Date, subsequent Contingent Interest Payment Date or Maturity Date being a “Subsequent Payment Date” in respect of such Determination Date) . The Exchange Trading Volume Threshold will be deemed to have been satisfied on a Determination Date in respect of any regulated stock exchange if the total monetary amount of trading, as calculated by the Calculation Agent, in Shares on such stock exchange over the three-month period ending on and including the most recent Basic Interest Payment Date constitutes 10% or more of the total monetary amount of trading in Shares (including depositary shares representing Shares) on all regulated stock exchanges during such three-month period. The Company shall take such actions as are reasonably necessary to ensure that any Shares delivered in satisfaction of any amount payable under the Bonds shall be Freely Tradeable on and following each Subsequent Payment Date in respect of any particular Determination Date on any regulated stock exchange (other than the New York Stock Exchange, in which case such actions need not be taken until trading is permitted as described in clause (i) or (ii) of the preceding paragraph) where the Exchange Trading Volume Threshold is met on the Determination Date. The Calculation Agent shall notify the Bondholders on the next Business Day following the Determination Date as to which regulated stock exchanges meet the Exchange Volume Trading Threshold for the Subsequent Payment Dates in respect of such Determination Date.

(d)	Additional amounts payable in the event of deduction or withholding under French tax law

The Bonds being issued outside France, returns and other revenues with respect to the Bonds benefit from the exemption provided for in article 131 quater of the Code général des impôts from deduction of tax at source. Accordingly, all payments made by the Company in respect of the Bonds shall be made free and clear of and without deduction or withholding for or on account of any taxes, levies, imposts, duties, deductions, withholdings, assessments or governmental charges of whatever nature levied, imposed, collected, withheld, deducted or assessed by or for the Republic of France or any political subdivision or other authority therein or thereof having power to tax (a “Tax”) unless such deduction or withholding is required by French law. In the case a change in French Tax law occurs, which would result in the Company being required to deduct or withhold Tax on payments made by it in respect of the Bonds, the Company shall notify the concerned Bondholders of the occurrence of such a change, as soon as reasonably possible after the Company has become aware of such change and of its impact on the payments to be made by it in respect of the Bonds.

If French law should require the Company to make any such withholding or deduction at source in respect of any Tax, then the Company will promptly:

(i)	pay over to the government or taxing authority imposing such Tax the full amount required to be deducted, withheld or otherwise paid in by the Company (including the full amount required to be deducted or withheld or otherwise paid by the Company in respect of any Additional Amount (as defined below) required to be made pursuant to paragraph (ii) below); and

(ii)	pay to the Bondholder which is entitled to receive the payment from which the amount referred to in paragraph (i) above has been so deducted, withheld or otherwise paid, to the fullest extent then permitted by law, such additional amounts (the “Additional Amounts”) (in cash in US dollars) as may be necessary in order that the Bondholder will receive, after any required deduction, withholding or other payment of Tax (including any required deduction, withholding or other payment of Tax on or with respect to such Additional Amounts) the full amount then due and payable thereon in the absence of such deduction, withholding or other payment of Tax; provided, however, that the Company shall not be liable to pay any such Additional Amounts in respect of a given Interest Payment Date in respect of any Bond to a Bondholder (or beneficial owner (ayant droit)):

(a)	where, provided that the Company has delivered to the Bondholders written notice of its intention to make a such deduction or withholding not less than 10 Business Days prior to the first payment date in respect of which it intends to make such deduction or withholding (or on such later date at which the Company shall become aware of the need to make such deduction or withholding), such deduction or withholding could have been avoided if the Bondholder had made the relevant filings as may be provided for under French tax law (including any relevant double tax treaties), or if it had complied with all its obligations under the present terms and conditions of the Bonds but it failed to do so; or

(b)	who is subject to such Tax in respect of such Bonds by reason of that Bondholder having some connection with France other than the mere holding of such Bonds (or the receipt of returns in respect thereof); or

(c)	where such deduction or withholding is imposed on a payment to an individual and is required to be made pursuant to the European Union directive on the taxation of savings (European Council Directive 2003/48/EC implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000) adopted by the Council of Ministers on 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such directive.

Within 60 days after the date of any payment by the Company of any Tax in respect of any payment under the Bonds, the Company shall furnish to the relevant Bondholder(s) a certified copy of the official tax receipt, if any, for the payment of such Tax and such other documentary evidence with respect to such payments as may be reasonably requested by the relevant Bondholder(s).

(iv)	Redemption of the Bonds at Maturity

Bonds will be redeemed in full at par per Bond (i.e. 100% of the nominal value) on the date fixed by the board of directors or the chairman, pursuant to a delegation, pursuant to the second resolution (or the first following Business Day if such day is not a Business Day), (the “Maturity Date”), plus all accrued and unpaid Interest and other amounts due in respect of the Bonds.

Claims in respect of principal will become void after a period of 30 years from the due date of redemption of the Bonds.

(a)	Payment on maturity

All amounts payable by the Company to the Bondholder on the Maturity Date shall be paid, at the Company’s option (in respect of which the Company shall deliver notice in the manner specified in paragraph “Notice to Bondholders” below to the Bondholder not later than 23 Business Days prior to the Maturity Date):

(i)	by the issuance or delivery of that number of Freely Tradeable Shares having a Current Market Value on the Business Day immediately prior to the date of payment equal to the amount being satisfied thereby;

(ii)	in cash in US Dollars; or

(iii)	in any combination of the foregoing.

In any event, the maximum number of Freely Tradeable Shares which the Company may issue pursuant to this paragraph is 2,000,000 Shares, subject to any necessary adjustments in case of a division in the nominal value that increases the number of Shares. To the extent that the Current Market Value of Shares issued under this paragraph “Payment on maturity” is less than the amounts payable by the Company, the Company shall pay the difference on the Maturity Date in cash in US Dollars.

The Company will not be entitled to deliver Shares in repayment of any amount owing under the Bonds upon maturity, unless all of the following conditions are satisfied : (i) such Shares shall be Freely Tradeable Shares on the date of delivery of such Shares on such markets where the Exchange Trading Volume Threshold is exceeded on the immediately prior Determination Date, (ii) it delivers to the Bondholders a certificate dated as of the payment date, signed by the Chief Executive Officer of the Company and the Group Chief Financial Officer (or persons performing similar functions) to the effect that (x) the Company is solvent as of such date, (y) they do not anticipate any imminent event of bankruptcy affecting the Company and (z) they are not aware of any material adverse fact or circumstance affecting the Company that has not been publicly disclosed by the Company, (iii) the Company is not in a material payment default relating to any borrowed money that has not been cured and (iv) the Company has not paid any dividend or any interim dividend to its Shareholders during the 20 trading day period applicable to the determination of Current Market Value for purposes of the issuance of Shares on the Maturity Date, provided that conditions (ii), (iii) and (iv) above, may be waived with the consent of the holders of at least 51% of the Bonds then outstanding, excluding Bonds held by or for the Company or its subsidiaries. In the event that the Company has elected to make payment at maturity in whole or in part by the issuance or delivery of Shares and is unable or, on reasonable grounds, unwilling to deliver a certificate to the effect that the Chief Executive Officer and Group’s Chief Financial Officer are not aware of any material adverse fact or circumstance affecting the Company that has not been publicly disclosed by it, then the Company may, upon notice to the Bondholders, defer payment at maturity for a single extension period of up to 30 days, provided that it pays interest in cash in US Dollars at the end of such deferral period on all amounts in respect of which payment was delayed at an annual interest rate of 10% calculated pro rata temporis. To the extent that the Company wishes to make payment in Shares at the end of such deferral, it may only do so if and, to the extent that, the conditions of this paragraph are satisfied on the date of payment.

If the Company intends to make all or any part of any payment due on the maturity of Bonds by the delivery of Freely Tradeable Shares, then the Company and each Bondholder shall refrain from trading the Shares from the next Business Day after the date of notice that Shares will be delivered is received by such Bondholders until the date on which calculation of the Current Market Value is to be determined. This provision will not apply to any market making activity carried out on a discretionary basis by an investment service provider acting on behalf of the Company.

(v)	Early Redemption of the Bonds

(a) Early redemption of the Bonds for taxation reasons

If, (i) by reason of any change in French law, or any change in the official application or interpretation of such law, becoming effective after the Issue Date, the Company would on the occasion of any payment of principal or Interest due in respect of some or all of the Bonds, not be able to make such payment without having to pay Additional Amounts as specified under paragraph “Additional amounts payable in the event of deduction or withholding under French tax law” above and (ii) the Company cannot avoid any such obligation to pay Additional Amounts by taking reasonable measures available to it, the Company may, at its option, at any time after the fourth Basic Interest Payment Date on which any Additional Amount shall have been paid, subject to the obligation to pay such Additional Amounts being continuing and the Company, having given not less than 30-days’ notice to the Bondholders in the manner specified in paragraph “Notice to Bondholders” below (which notice shall be irrevocable), redeem in cash in US Dollars all, but not some only, of the Bonds at a redemption price equal to 105% of the aggregate principal amount of the Bonds, together with any Interest accrued to the date of redemption (including, where applicable, any Interest not paid on an Interest Payment Date). Without limiting the foregoing, if the effect of the payment of Additional Amounts is to cause the sum of the Basic Interest and the Additional Amounts (expressed as a percentage of the principal amount of the Bonds) payable on or in respect of all of the Bonds to exceed 10.25% per annum on average, then (x) the Company shall be required to pay Basic Interest (including the amount of such Additional Amounts) on the Bonds at such a rate as would cause the sum of the Basic Interest and the Additional Amounts payable on or in respect of all of the Bonds to be equal, on average, to the Rate of Interest plus 2.5% per annum (i.e., 622.17 US Dollars per Bond where the Rate of Interest is 7.75%) and (y) the Bondholders, in the aggregate, shall not have any entitlement to Basic Interest and Additional Amounts exceeding such amount and (z) the Additional Amounts payable on any particular Bond for which the Additional Amounts (expressed as a percentage of the principal amount of the Bond) exceed 2.5% per annum shall be reduced proportionately such that the aggregate interest cap referred to above is not exceeded. After the fourth Basic Interest Payment Date referred to above, any Bondholder shall have the right, upon notice to the Company up to 7 days after the Company’s giving of the minimum 30 day notice noted above, to direct that the Company not redeem all or part of its Bonds, and from the next Basic Interest Payment Date following such fourth Basic Interest Payment Date referred to above, the sum of the Basic Interest and the Additional Amounts in respect thereof on such Bonds that are directed not to be redeemed shall be the Rate of Interest (i.e., 470.42 US Dollars per Bond). For the avoidance of doubt, no Bonds so elected by a Bondholder to remain outstanding shall bear Basic Interest at a rate greater than the Rate of Interest, and the interest payable on such Bonds shall be reduced by the amount of any applicable deduction, withholding or other payment described in paragraph “Additional amounts payable in the event of deduction or withholding under French tax law”.

(b)	Early redemption of the Bonds for illegality

If, (i) solely by reason of any change in French law, or any change in the official application of such law, becoming effective after the Issue Date, it will become unlawful for the Company to perform or comply with one or more of its obligations under the Bonds or (ii) it shall be unlawful to pay Additional Amounts otherwise payable under paragraph “Additional amounts payable in the event of deduction or withholding under French tax law” above, the Company will give not less than 30-days’ notice to the Bondholders in the manner specified in paragraph “Notice to

Bondholders” below (which notice shall be irrevocable), and redeem in cash in US Dollars all, but not some only, of the Bonds at par together with any Interest accrued to the date on which all amounts in respect of such redemption are paid to the Bondholders (including, where applicable, any Interest unpaid on an Interest Payment Date), except that, in the case of clause (ii) any Bondholder that is subject to withholding tax may waive, upon 7 days notice to the Company, its right to receive the Additional Amounts in respect of all of its Bonds in which case the Bonds in respect of which such waiver shall have been made shall not be redeemed.

(c)	Early redemption of Bonds by buy-back

The Company shall be entitled to redeem all or a part of the Bonds at any time, without limitation on price or quantity, by means of purchases of the Bonds from their holders made with their consent and on the terms agreed to by such holders. Any such transaction shall not affect the due date for redemption of any Bonds still outstanding. All Bonds so acquired shall be cancelled.

(d)	Notices relating to an early redemption or a redemption at maturity of the Bonds

To the extent that the right of conversion of the Bondholders shall be suspended under paragraph “Suspension of the Conversion Right” below during any notice period under this paragraph “Early redemption of the Bonds”, such notice period shall be suspended for the full duration of such suspension with respect to each Bond, unless waived by the holder thereof.

(vi)	Cancellation of the Bonds

Bonds redeemed at or prior to maturity, Bonds repurchased from their holders and Bonds which have been converted and/or reimbursed into shares, shall cease to be outstanding and shall be cancelled in accordance with French law.

(vii)	Fundamental Change

In the event of a Fundamental Change (as defined below), any Bondholder may require the Company to repurchase any or all of its Bonds (the “Fundamental Change Offer”) in cash in US Dollars at a price equal to the sum of: (i) 100% of the principal amount of the Bonds so repurchased; (ii) accrued and unpaid Interest thereon, if any, through but not including the date on which payment is made; (iii) a make-whole premium equal to the amount of Basic Interest that would have accrued on the Bonds from and including the date that such payment is made (the “Repurchase Date”) through but excluding the date that is the earlier of the eighth anniversary of the Issue Date and the fifth anniversary of the Repurchase Date as if the Bonds being repurchased were outstanding during the entirety of such period and (iv) any other amounts due in respect of the Bonds.

The Company shall provide adequate information regarding any Fundamental Change to Bondholders within 30 days following such Fundamental Change in a manner sufficient to permit them to exercise their optional redemption rights under this paragraph. The information to be provided pursuant to the prior sentence shall include a reasonably detailed description of such Fundamental Change including the nature and material terms and conditions of such

Fundamental Change, the names of the parties involved and the expected consequences thereof. Such notice shall also specify the date of repurchase, which date shall be no earlier than 30 and no later than 60 days from the date such notice is given. To the extent that the right of conversion of the Bondholders shall be suspended during any such notice period, such period shall be suspended for the full duration of such suspension with respect to each Bond, unless waived by the holder thereof. Subject to the prior sentence, the dates of such notice and the date of repurchase shall be no later than the dates of notice and repurchase provided in the “Change of Control” provision of the Company’s outstanding 10 5/8% Senior Notes due 2007. Any Bondholder wishing to have its Bonds repurchased under this paragraph must give notice, which may be revoked up to three Business Days prior to the date scheduled for payment, to the Company of such election no later than 10 Business Days following the date of receipt of the Company’s notice of the Fundamental Change. To the extent that the provisions of any securities laws or regulations conflict with the provisions of these terms and conditions governing Fundamental Change, the Company will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under these Fundamental Change provisions by virtue of such conflict.

The Company will not be required to make a Fundamental Change Offer following a Fundamental Change if a third party makes the Fundamental Change Offer in the manner, at the times and otherwise in compliance with the requirements applicable to a Fundamental Change Offer made by the Company and purchases all Bonds validly tendered and not withdrawn under such Fundamental Change Offer.

A “Fundamental Change” will be deemed to have occurred upon the occurrence of any of the following:

(a)	the Shares cease to be listed and tradeable on Euronext Paris, or the American Depositary Shares representing Shares cease to be listed on the New York Stock Exchange,

(b)	a “Change of Control” shall have been deemed to occur under the Company’s 10 5/8% Senior Notes due 2007,

(c)	the sale, lease, transfer, conveyance or other disposition (other than by merger or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Company and its subsidiaries, taken as a whole,

(d)	the adoption, by holders of capital stock of the Company, of a voluntary plan relating to the liquidation or dissolution of the Company,

(e)	the consummation of any transaction (including, without limitation, any merger or consolidation, but excluding the vesting of double voting rights with respect to any voting stock of the Company beneficially owned on the Issue Date, directly or indirectly by IFP and The Beacon Group ) the result of which is that any “person” (as such term is used in Section 13(d)(3) of the US Securities Exchange Act of 1934, as amended (the “Exchange Act”)) becomes the “beneficial owner” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, of more than 50% of the voting power of the outstanding voting stock of the Company (provided that any two or more of IFP, Total Chimie and The

Beacon Group may own up to 75% of such voting power without such ownership constituting a Fundamental Change), or

(f)	the first day on which more than a majority of the members of the board of directors of the Company (the “Board of Directors”) are not Continuing Directors (as defined below);

provided, however, that a transaction in which the Company becomes a subsidiary of another person (other than a person that is an individual) shall not constitute a Fundamental Change if (1) the shareholders of the Company immediately prior to such transaction “beneficially own” (as such term is defined in Rule 13d-3 and Rule 13d-5 under the Exchange Act), directly or indirectly through one or more intermediaries, at least a majority of the voting power of the outstanding voting stock of such other person immediately following the consummation of such transaction and (2) immediately following the consummation of such transaction, no “person” (as such term is defined above), other than such other person (but including the holders of the equity interests of such other person), “beneficially owns” (as such term is defined above), directly or indirectly through one or more intermediaries, more than 50% of the voting power of the outstanding voting stock of the Company. References in this definition to “IFP”, “Total Chimie” and “The Beacon Group” will be construed as references to them or to persons controlled by them or under common control with them.

“Continuing Directors” means, as of any date of determination, any member of the Board of Directors who (a) was a member of the Board of Directors on the Issue Date or (b) was nominated for election to the Board of Directors with the approval of, or whose election to the Board of Directors was ratified by, at least a majority of the members of the Board of Directors who were members of the Board of Directors on the Issue Date or who were so elected to the Board of Directors thereafter.

(viii)	Events of Default

The representatives of the masse of the Bondholders (as described in paragraph “Representation of Bondholders” below) may, upon a majority decision of the nominal amount of Bonds represented at the Bondholders’ general meeting, (excluding Bonds held by or for the Company or its subsidiaries) upon written notice sent to the Company, with a copy to the Fiscal Agent, require that all the Bonds be redeemed in cash in US Dollars at par plus (i) accrued an unpaid Interest to the actual date of payment and (ii) any other amounts due and owing, under the following circumstances:

(a)	default is made by the Company in the payment when due of Interest on any of the Bonds, if such default shall not have been remedied within 30 days of such due date or default is made by the Company in the payment when due of any other amount due on any of the Bonds; or

(b)	default in the performance of, or compliance with, any other obligation of the Company under the Bonds other than as referred to in paragraph (a) above, if such default shall not have been remedied within 30 days after receipt by the Fiscal Agent of written notice of such default given by a Bondholder (except in any case where the default may not be remedied, in which case no confirmation or notice will be required); or

(c)	a judgement is issued for the judicial liquidation (liquidation judiciaire) or for the transfer of the whole of the business (cession totale de l’entreprise) of the Company or any Material Subsidiary (as defined below) or the Company or any Material Subsidiary concludes an amicable settlement (règlement amiable) with its creditors; or

(d)	failure by the Company to comply with the provisions regarding Fundamental Change described in paragraph “Fundamental Change” above; or

(e)	the Company or any Material Subsidiary enters into, or has commenced any proceedings in furtherance of a forced or voluntary dissolution or liquidation, except in the case of a disposal, merger or other reorganisation pursuant to which all or substantially all of the Company’s or such subsidiary’s assets are transferred to a legal entity which simultaneously assumes all of the Company’s or such subsidiary’s debt and liabilities (including the Bonds) whose main purpose is the continuation of, and which effectively continues, the Company’s or such subsidiary’s activities pursuant to applicable regulations;

For purposes of the foregoing, a “Material Subsidiary” shall be any subsidiary in which the Company directly or indirectly holds a majority of share capital and/or voting rights and (i) had assets representing 5% or more of the Company’s assets as of the date of and as measured against the Company’s most recent annual consolidated balance sheet, or (ii) had revenues representing 5% or more of the Company’s revenues in the latest fiscal year as measured against the Company’s latest annual consolidated income statement.

(ix)	Term and Average Duration of Bonds

Eight years from the Issue Date to the Maturity Date (the average duration is identical to the term of the Bonds in the absence of conversion and in absence of early redemption).

(x)	Subordination

All amounts due under the Bonds constitute subordinated, direct, unconditional and unsecured obligations of the Company. For the avoidance of doubt, the Bonds will be expressly subordinated to all existing and future senior or subordinated indebtedness of the Company, including, without limitation, its 10?% Senior Notes and shall be senior only to any prêts participatifs or titres participatifs, to all future deeply subordinated debt instruments, all preferred shares, and any other type of shares.

If any judgment is rendered by any competent court declaring the judicial liquidation (liquidation judiciaire) of the Company, or in the event of the voluntary dissolution of the Company followed by its liquidation, the Bonds will be redeemed in cash in US Dollars at par (together with, as the case may be, any accrued Interest to the date of payment), and their payment will be made once all other indebtedness of the Company ranking senior to the Bonds has been paid, in accordance with article L.228-97 of the French Code of commerce.

(xi)	Guarantee

Payments of interest, principal, taxes, costs and ancillary amounts and any other amounts due have not been guaranteed.

(xii)	Subscription

Pursuant to an agreement dated 27 September 2004, Onex Partners LP, Onex American Holdings II LLC, Onex U.S. Principals LP and CGG Executive Investco, LLC, subject to several conditions precedent, undertook to fully subscribe for the Bonds.

(xiii)	Rating

No application has been made for the Bonds to be rated.

(xiv)	Representation of Bondholders

In accordance with article L.228-46 of the Code de commerce, the Bondholders will be grouped together in a collective group (“masse”), which shall have legal personality.

The only provisions of article L.228-65 of the Code de commerce which will be applicable to the Bonds are the provisions contained in I, 4° and 5° of such article.

(a)	Acting representatives of the masse of Bondholders

Pursuant to article L.228-47 of the Code de commerce, the acting representatives of the masse will be designated upon the issue of the Bonds. Article L.228-48 of the Code de commerce will not be applicable to the Bonds, therefore the representatives of the masse need not be French.

The acting representatives will have the power, without restriction or reservation, to take, together or separately, on behalf of the masse, all actions of an administrative nature necessary to protect the interests of the Bondholders.

The representatives will exercise their duties until their death, resignation or termination of their duties by a general meeting of the Bondholders or until they become incapable of acting or unable to act. Their appointment shall automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Bonds. This appointment will be automatically extended until the final resolution of any proceedings in which the representatives are involved and the enforcement of any judgements rendered or settlements made.

Each of these acting representatives of the masse shall be entitled to a remuneration of €300 per year, payable by the Company on 31 December of each year from 2004 to 2012 inclusive, and for the first time, on 31 December 2004, so long as Bonds remain outstanding.

(b)	Substitute representatives of the masse of Bondholders

The substitute representatives of the masse will be designated upon the issue of the Bonds.

These substitute representatives will, if necessary, replace one or more of the acting representatives if they are unable to act. The date on which the appointment of the substitute representative takes effect shall be the date of receipt of the registered letter by which the remaining acting representative, the Company or any other interested party, shall have notified such substitute representative of the defaulting acting representative’s inability to act, whether temporarily or permanently. Where applicable, the same notification will also be given to the

Company in the same way. In the event of temporary or permanent replacement, the substitute representatives shall have the same powers as the acting representatives. They will only become entitled to the annual remuneration of €300 if they exercise the duties of an acting representative on a permanent basis. Such remuneration will accrue from the day on which they assume such duties.

The Company will bear the remuneration of the representatives of the masse and the costs of calling general meetings of the Bondholders, publishing their decisions and fees linked to the possible designation of the representatives of the masse according to article L.228-50 of the French Code de commerce and, all the costs of administration and of management of the masse of Bondholders.

(c)	General

Meetings of the Bondholders shall be held at the registered office of the Company or such other place as is specified in the notice of the meeting. Each Bondholder shall have the right, during the period of 15 days prior to any meeting of the masse, to examine and take copies of or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the company or at such other place as is specified in the notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to such general meeting.

(xv)	Notice to Bondholders

For the purposes of these Terms and Conditions, the Company will notify the Bondholders by written notice sent to the Bondholders through the Fiscal Agent. Notices shall be valid if they are made, given or delivered to the Bondholders at their respective addresses or telecopier numbers, as applicable, set forth in the register maintained by the Fiscal Agent (the “Register”) either (i) by first class prepaid registered mail, in which case they will be deemed to have been made, given, delivered and received on the seventh Business Day after the mailing, (ii) by two-day courier, in which case they will be deemed to have been made, given, delivered and received on the second Business Day after the sending thereof or (iii) by telecopier with a receipt notice, in which case they will be deemed to have been made, given, delivered and received on such day if it is a Business Day and such fax is sent during normal business hours at the place of receipt or, if it is not, on the next Business Day.

Any notice or demand which by any provision of the Bonds is required or permitted to be made, given, delivered or served to or on the Company may be sent (i) by being deposited postage prepaid, first-class registered mail (except as otherwise specifically provided herein), in which case they will be deemed to have been made, given, delivered and received on the seventh Business Day after the mailing, (ii) by two-day courier, in which case they will be deemed to have been made, given, delivered and received on the second Business Day after the sending thereof or (iii) by telecopier with a receipt notice, in which case they will be deemed to have been made, given, delivered and received on such day if it is a Business Day and such fax is sent during normal business hours at the place of receipt or, if it is not, on the next Business Day.

Any notice or demand which by any provision of the Bonds is required or permitted to be made, given, delivered or served to or on the Fiscal Agent may be sent (i) by being deposited postage prepaid, first-class registered mail

(except as otherwise specifically provided herein), in which case they will be deemed to have been made, given, delivered and received on the seventh Business Day after the mailing, (ii) by two-day courier, in which case they will be deemed to have been made, given, delivered, and received on the second Business Day after the sending thereof or (iii) by telecopier with a receipt notice, in which case they will be deemed to have been made, given, delivered and received on such day if it is a Business Day and such fax is sent during normal business hours at the place of receipt or, if it is not, on the next Business Day.

(c)	Listing and trading

(i)	Listing

No application has been made to list the Bonds on a stock exchange whether regulated or not, in or outside France.

(ii)	Restriction on Transfer of the Bonds

Each Bondholder will ensure that Shares and Bonds held by it shall be held in separate investment vehicles.

In addition, transfer of the Bonds and, in certain cases the Shares will be subject to the restrictions on transfer under the U.S. Securities Act of 1933 as described in paragraph “Transfer Restrictions” below.

(d)	General information

(i)	Fiscal Agent/ Calculation Agent

The centralisation of the financial service of the issue (for the payment of interest, centralisation of conversion and/or exchange demands, redemption of Bonds etc.) and the administrative service of the Bonds, as well as the services of Calculation Agent, shall be carried out by BNP Paribas Securities Services (the “Fiscal Agent” and the “Calculation Agent”).

The Company shall at all times maintain a paying agent in a Member State of the EU that will not be obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC implementing the conclusions of the ECOFIN Council meeting of 26-27 November 2000 and adopted by the Council of Ministers on 3 June 2003 or any law implementing or complying with, or introduced in order to conform to, such directive.

(ii)	Jurisdiction

Claims against the Company as defendant will be submitted to the jurisdiction of the Commercial Court of Paris and in any other case, such other tribunal in accordance with the nature of the dispute, unless otherwise provided in the Nouveau code de procédure civile.

(iii)	Use of Proceeds

The Company shall use the proceeds of the issue of the Bonds for general corporate purposes as determined in its sole discretion.

(e)	Conversion of bonds into shares

(i)	Nature of Rights of Conversion

The Bonds will be convertible at any time in whole or in part at the option of the Bondholder into new Shares at a Conversion Ratio (as defined in paragraph “Exercise Period and Conversion Ratio” below) (subject to adjustments set out in paragraph “Adjustments to the Conversion Ratio in the event of financial transactions” below) of 100 Shares per Bond (the “Conversion Right”).

Conversion shall be effected upon the delivery by a Bondholder of record of a conversion notice pursuant to paragraph “Exercise of the Conversion Right” below

(ii)	Suspension of the Conversion Right

In the event of an increase in share capital, an issue of securities conferring rights to receive shares, a merger (fusion) or demerger (scission) or any other financial transactions conferring preferential subscription rights or having a priority subscription period for the benefit of existing shareholders of the Company, the Company shall be entitled to suspend the Conversion Right for a period coinciding with the relevant subscription period and in any case not exceeding three months. This right does not prejudice the Conversion Rights of holders of Bonds called for redemption or the exercise period provided in paragraph “Exercise Period and Conversion Ratio” below.

The Company’s decision to suspend the exercise of any Conversion Right will be published in a notice in the Bulletin des Annonces légales obligatoires. This notice will be published at least 15 days before the date on which such suspension comes into force and will mention both the date on which the suspension comes into force and the date the suspension will end. This information will also be given to the Bondholders not later than the date of such publication by written notice given in accordance with “Notice to Bondholders” above.

(iii)	Exercise Period and Conversion Ratio

Each Bondholder shall be entitled to exercise its Conversion Right in respect of all or part of the Bonds held by it at any time from and after the Issue Date of the Bonds, and prior to (i) the seventh Business Day preceding the early redemption date or (ii) the seventh business day preceding the Maturity Date , as applicable, at a conversion rate of 100 Shares per Bond (the “Conversion Ratio”), subject to adjustments set out in paragraph “Adjustments to the Conversion Ratio in the event of financial transactions” below.

Any Bondholder who has not exercised its Conversion Right prior to such seventh Business Day will receive the redemption price as determined in accordance with paragraph “Redemption of the Bonds at Maturity”, paragraph “Early redemption of the Bonds” or paragraph “Fundamental Change” above, as the case may be.

(iv)	Exercise of the Conversion Right

To exercise their Conversion Rights, Bondholders should deliver written notice to the Fiscal Agent, who will ensure the co-ordination of all such requests.

Bondholders may, upon notifying the exercise their Conversion Right, instruct the Fiscal Agent to deliver the Shares to a given third party.

Any notice of exercise of the Conversion Right received by the Fiscal Agent in its capacity as centralising agent before 11:00 am (Paris Time) on a Business Day will take effect on such Business Day. Any notice of exercise of the Conversion Right received by the Fiscal Agent in its capacity as centralising agent after 11:00 am (Paris Time) on a Business Day will take effect on the next succeeding Business Day. The date on which the Conversion Right takes effect is referred to herein as the “Exercise Date”.

A Bondholder or the third party designated by it pursuant to this paragraph will receive Shares in respect thereof on the Business Day following the Exercise Date (the “Settlement Date”).

(v)	Rights of Bondholders to Interest Payments on the Bonds and Dividends in Respect of Shares Delivered

In the event of an exercise of the Conversion Right, no Basic Interest will be payable in respect of converted Bonds in respect of the period from the last Interest Payment Date preceding the Exercise Date to the date on which Shares are delivered.

The rights of new Shares issued as a result of a conversion of Bonds are set out in paragraph “New Shares to be issued on conversion, upon payment of Interest and/or redemption at maturity” below.

(vi)	Maintenance of Bondholders’ Rights

(a)	Company’s obligations

Without limiting paragraph “Adjustments to the Conversion Ratio in the event of financial transactions” below and in accordance with French law, the Company undertakes, for as long as any Bonds are outstanding, not to redeem its share capital, or to alter the way it allocates its profits, without having taken all necessary measures in order to preserve the rights of the Bondholders which would exercise their Conversion Right.

(b)	Capital reduction resulting from losses

In the event of a reduction of capital resulting from losses, by way of reduction in the number of shares, the rights of Bondholders to exercising their Conversion Right will be reduced accordingly, as if such Bondholders had been shareholders as of Issue Date.

(c)	Adjustments to the Conversion Ratio in the event of financial transactions

Without limiting the generality of paragraph “Company’s obligations” above and as a result of any of the following transactions:

•	the issue of listed preferential subscription rights;

•	increase in share capital by capitalisation of reserves, profits or share premiums and distribution of bonus shares; or the subdivision or consolidation of shares;

•	capitalisation of reserves, profits or share premiums effected by increasing the nominal value of shares;

•	distribution of reserves or premiums in cash or in securities;

•	distribution to shareholders for no consideration, of any financial instruments other than shares in the Company;

•	takeover, merger, or split-up of the Company;

•	repurchase of its own shares by the Company or by a consolidated subsidiary of the Company at a price higher than the market price; or

•	distribution of an exceptional dividend or

•	modification of the allocation of the profits of the Company through the issuance of preferred shares;

which the Company may carry out subsequent to the issue of the Bonds, the rights of Bondholders will be protected by means of an adjustment of the Conversion Ratio up to the maturity date or early redemption date in accordance with the provisions set out below.

In the event of an adjustment carried out in accordance with paragraphs (1) to (9) below, the new Conversion Ratio will be calculated to three decimal places by rounding to the nearest thousandth (with 0.0005 being rounded upwards to 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Conversion Ratio. However, the Bonds may only result in the delivery of a whole number of shares, the treatment of fractions being dealt with below (see paragraph “Treatment of fractions” below).

1. In the event of a financial transaction conferring listed preferential subscription rights, the new Conversion Ratio of shares will be determined by multiplying the ratio in effect prior to the relevant transaction by the following formula:

Share price ex-subscription right plus the price of the subscription right Share price ex-subscription right

For the purposes of calculating this formula, the prices of the share ex-subscription right and of the subscription right will be determined on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of listing by Euronext Paris, on any other regulated or similar market on which the shares and subscription rights are both listed) on each Business Day falling in the subscription period during which the shares ex-subscription right and the subscription right are simultaneously quoted.

2. In the event of an increase in share capital by capitalisation of reserves, profits or share premium and distribution of bonus shares, or by the subdivision or consolidation of shares, the new Conversion Ratio will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

Number of shares existing after transaction Number of shares existing before transaction

3. In the event of an increase in share capital by means of a capitalisation of reserves, profits or share premium effected by increasing the nominal value of the shares, the Conversion Ratio will not be adjusted but the nominal value of the shares which may be delivered to Bondholders exercising their Conversion Rights in the Company shares will be increased accordingly.

4. In the event of a distribution of reserves or share premium in the form of cash or securities, the new Conversion Ratio of shares will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the following formula:

Share price before distribution Share price before distribution less the amount distributed or the value of the securities distributed in relation to each share

For the purposes of calculating this formula:

•	the share price before the distribution will be calculated on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of a listing by Euronext Paris, on any other regulated or similar market on which the shares and subscription rights are both listed) on 20 consecutive Business Days on which the shares are quoted, chosen by the Company from the period of 40 Business Days preceding the date of distribution;

•	the value of securities distributed will be calculated as described above if the securities are quoted on a regulated or other similar exchange. If the securities are not quoted on a regulated or other similar exchange before the date of distribution, such value will be determined on the basis of the average of the opening prices quoted on such regulated or other exchange on 20 Business Days on which the shares are quoted, chosen from the period of 40 Business Days following the date of distribution if the securities are quoted during the period of 40 Business Days following their distribution or, in any other case, as determined by an independent expert of international repute chosen by the Company.

5. In the event of a distribution of bonus financial instrument(s) other than shares in the Company, the new Conversion Ratio of the Company shares will be equal to:

(a)	if the right to receive bonus financial instruments is quoted on Euronext Paris, the product of the Conversion Ratio in effect prior to the relevant transaction and the following formula:

Share price ex-right plus the price of the right to receive bonus securities Share price ex-right

For the purposes of calculating this formula, the prices of the shares ex-right and of the right to receive bonus securities will be determined on the basis of the average of the opening prices quoted on Euronext Paris (or, in the absence of quotation by Euronext Paris, on any other regulated or similar market on which the shares and subscription rights are both listed) of the shares and the right to receive on the first 10 Business Days on which the shares and the right to receive are simultaneously quoted. In the event that this calculation were to result from less than five quotations the calculation will be validated or made by an expert of international repute chosen by the Company.

(b)	if the right to receive bonus financial instrument(s) is not quoted on Euronext Paris, the product of the Conversion Ratio in effect prior to the relevant transaction and the following formula:

Price of the share ex-right, plus the value of the financial instruments attached to each share Price of the shares ex-right

For the purposes of calculating this formula, the prices of the shares ex-right and of the financial instruments attached to each share, if the latter are quoted on a regulated or other similar market, will be determined on the basis of the average opening prices quoted on 10 consecutive Business Days following the date of attribution of such financial instruments during which the shares and the financial instruments are simultaneously quoted. If the financial instruments are not quoted on a regulated or other similar market, their value will be determined by an independent expert of international repute chosen by the Company.

6. In the event that the Company is taken over (absorption) by another company or is merged (fusion) with one or more companies forming a new company or is demerged (scission), the Bonds will be convertible and/or exchangeable into the shares of the acquiring or new company or beneficiary companies of a demerger (“Substituted Shares”).

The new Conversion Ratio of shares will be determined by multiplying the Conversion Ratio in effect prior to the relevant transaction by the ratio of exchange of shares of the Company against the Substituted Shares (expressed as a ratio whose numerator is the number of Substituted Shares and the denominator the number of shares of the Company).

These companies will be substituted for the Company for the purpose of the above provisions, in order to, as is necessary, preserve the rights of Bondholders in the case of financial transactions or transactions on securities, and, in general, to ensure that the legal, regulatory and contractual rights of Bondholders are respected.

7. In the event of a buy-back by the Company of its own shares or by a consolidated subsidiary of the Company at a price higher than the market price, the new Conversion Ratio of shares shall be equal to the product of the Conversion Ratio in effect before the buy-back and the following ratio, calculated to the nearest hundredth of a share:

Share value + Pc% x (Buy-back price – Share value) Share value

Where:

“Share value” means the average value of the closing price of the Company’s shares on Euronext Paris over a period of at least 10 consecutive Business Days chosen from the 20 Business Days immediately preceding the buy-back (or the option to buy-back);

“Pc%” means the percentage of capital bought back;

“Buy-back price” means the actual price at which the shares are bought back (by definition, this will be higher than the market price).

8. If the Company pays out an Exceptional Dividend (as defined below) the new Conversion Ratio of shares will be calculated as set out below. For the purposes of this paragraph (8), the term “Exceptional Dividend” means any dividend paid in cash or in kind to shareholders, where the total amount of this dividend (without taking tax credits into account) (the “Relevant Dividend”) and of all other cash dividends or dividends in kind paid to shareholders during the same accounting period of the company (without taking into account any applicable tax credits) (“Previous Dividends”) represents a Ratio of Distributed Dividends (as defined below) of over 5%.

The “Ratio of Distributed Dividends” is the sum (expressed in percentage terms) of the ratios obtained by dividing the Relevant Dividend and each Previous Dividend by the company’s corresponding market capitalisation; the relevant market capitalisation used to calculate each amount being equal to the product of (x) the average closing price of the Company’s shares on Euronext Paris during the three-month period preceding (i) the date of the payment of the Relevant Dividend or Previous Dividends and, (ii) where the Relevant Dividend is an interim dividend that would be paid in connection with any financial year, the corresponding date of distribution of the Relevant Dividend or of each Previous Dividend and (y) the number of shares existing on the date when the Relevant Dividend (i.e. dividend or the above-mentioned interim dividend) or the Previous Dividends is paid. Any dividends or fractions of dividends leading to an adjustment of the Conversion Ratio of the shares by virtue of paragraphs (1) to (7) above will not be taken into account for the purpose of this clause.

The formula to calculate the new Conversion Ratio of the shares in the event of payment of an Exceptional Dividend is as follows:

NRA = RA x (1 + RDD – 2.50%)

where:

•	NRA is the new Conversion Ratio of the shares;

•	RA means the last Conversion Ratio of the shares in effect before the distribution of the Relevant Dividend; and

•	RDD means the Ratio of Distributed Dividends as defined above.

Any dividend paid between the payment date of a Relevant Dividend and the end of the same accounting period of the company will lead to an adjustment using this formula:

NRA = RA x (1 + RDS)

where:

•	NRA is the new Conversion Ratio of the shares;

•	RA is the last Conversion Ratio of the shares in effect before the distribution of the additional dividend; and

•	RDS means the ratio obtained by dividing (i) the amount of the additional dividend (net of any part of such dividend giving rise to an adjustment of the Conversion Ratio of shares under paragraphs (1) to (7) above) without taking into account any applicable tax credits, by (ii) the market capitalisation of the Company, being the product of (x) the average closing price of the Company’s shares on Euronext Paris during the three-month period preceding (i) the date of payment of the additional dividend and, (ii) in the event that an interim dividend would be paid in connection with any financial year, the corresponding date of distribution of the additional dividend and (y) the number of shares of the Company existing on the date when the additional dividend or the above-mentioned interim dividend is paid.

For the purposes of this paragraph (8), the average closing price of the shares will be adjusted, as may be applicable, to take into account any variations of share capital during the above-mentioned three-month period.

9. In the event of an issuance by the Company of preferred shares resulting in a modification of the allocation of its profits, the new Conversion Ratio will be determined in accordance with the applicable laws and regulations and relevant practices in effect in France at such time. In the event that the Company carries out transactions in respect of which an adjustment under one of paragraphs (1) to (9) above has not been carried out and where later French law or regulations would require an adjustment, the Company will carry out such an adjustment in accordance with the laws and regulations and market practice in effect in France at such time.

The board of directors shall report on the components of the calculation and on the results of any adjustment in the next annual report following such adjustment.

(d)	Publication of information relating to adjustments

In the event of an adjustment, the new Conversion Ratio will be notified to the Bondholders pursuant to paragraph “Notice to Bondholders”.

(e)	Treatment of fractions

Each Bondholder exercising its rights under the Bonds may receive a number of shares in the Company calculated by multiplying the number of Bonds, having the same exercise date, by the relevant Conversion Ratio in effect at such time.

If the number of shares so calculated is not a whole number, the Bondholder may request the delivery of:

•	either the nearest whole number of shares immediately less than its entitlement; in which case the Bondholder will receive a cash payment equal to the value of such fraction of a share, calculated on the basis of the opening share price quoted on Euronext Paris on the last Business Day of the Exercise Period during which the Company’s shares were quoted;

•	or the nearest whole number of shares immediately greater than such entitlement, provided that in such case such Bondholder pays to the Company an amount equal to the value of the additional fraction of a share requested, calculated on the basis set out in the preceding paragraph.

(vii)	Notice to Bondholders of Preferential Subscription Rights

In the event that the Company intends to carry out a transaction carrying preferential subscription rights for its existing shareholders, the Bondholders will be notified pursuant to paragraph “Notice to Bondholders” above prior to the commencement of such transaction by a notice given to the Bondholders and published in the Bulletin des Annonces légales obligatoires , such notice to be provided no less than 15 Business Days prior to the record date for the rights offering.

(f)	Shares issued upon conversion or redemption of the Bonds

(i)	Rights attached to the Shares to be Issued

(a)	New Shares to be issued on conversion, upon payment of Interest and/or redemption at maturity

New shares issued upon conversion of the Bonds or upon payment of Interest and/or redemption at maturity shall be subject to all provisions of the Company’s articles of association (statuts).

Each Share issued will confer on its holder, from the date of delivery, all the rights attached to existing Shares provided that in the case the existing Shares are ex-dividend between the Exercise Date and the Settlement Date, Bondholders shall not be entitled to the dividend nor to any compensation therefor. For the avoidance of doubt, the amount of any dividend paid in respect of any Share prior to the Exercise Date shall be paid as Contingent Interest as described in paragraph “Contingent interest rate” above and any Shares issued upon conversion shall be entitled to any dividend paid from and after the day after the Settlement Date.

(b)	Existing shares resulting from the payment of Interest and/or redemption at maturity

Existing Shares which are delivered on payment of Interest and/or redemption at maturity shall confer on their holders, from the date of delivery, all the rights attached to shares.

(c)	General provisions

Each new or existing share gives the right to an interest in the net assets, profits and liquidation surplus of the Company in proportion to that part of the share capital represented by it, taking account of whether any share capital has been redeemed or not, whether the shares have been fully paid up or not, the nominal value of shares and the rights of different classes of shares.

Each share gives the right to one vote in general meetings of the Company.

However, a double voting right is conferred on all shares paid in full which are proven to be registered for at least two years in the name of the same shareholder.

In the case of an increase in capital by the incorporation of reserves, profits or premiums, the double voting right is conferred, as soon as they are issued, to the registered shares allotted free of charge to a shareholder, on the basis of former shares from which it benefits from this right.

Except as provided by the law, the double voting right shall cease in case of transfer of the share in bearer form or in case of disposal of the share.

Shares are subject to the provisions of the articles of association.

Dividends which have not been claimed five years after their payment are statute barred and become the property of the French state.

(ii)	Transferability of the Shares

No provision in the Company’s articles of association (statuts) or these terms and conditions limits the free transferability of the Company shares.

(iii)	Nature and Form of the Shares

The Company shares shall be either in bearer or registered form at the option of the shareholder.

Whatever their form, the Company shares are required to be recorded in an account maintained by Company or its agent or by an authorised intermediary. The rights of each holder will be represented by an entry in its name in an account maintained by BNP Paribas Securities Services in the case of fully registered shares, by the financial authorised intermediary of the Bondholders’ choice and by BNP Paribas Securities Services in the case of administered registered shares and by a financial authorised intermediary for bearer shares.

(iv)	Listing of New Shares

Application will be made to list the new Shares issued as a result of conversion, upon payment of Interest or redemption at maturity of the Bonds periodically on Euronext Paris. The Shares so issued shall be immediately tradeable on such exchange upon delivery.

(a)	Assimilation of New Shares

Application will be made to list the new Shares, resulting from conversion, to trading on Euronext Paris based on the date from which they carry full dividend rights either directly on the same line with the existing shares or, initially, on a second line if any dividend is paid as mentioned in paragraph “New Shares to be issued on conversion, upon payment of Interest and/or redemption at maturity” above. The Shares are listed on the Premier Marché of Euronext Paris (ISIN Code: FR0000120164).

The Shares are admitted to the Système de Règlement Différé (SRD).

(b) Other places of listing

American Depositary Receipts representing Compagnie Générale de Géophysique shares are traded on the New York Stock Exchange. Five American Depositary Receipts represent one share of the Company.

The Company shares are not listed on any other exchange.

(g)	Transfer restrictions

(i)	Certain Information

Each Bondholder agrees upon the request of the Company or the Fiscal Agent to provide to the Company or the Fiscal Agent, as the case may be, such information as the Company or the Fiscal Agent may reasonably request regarding the Bondholder’s nationality, form of incorporation or organisation and status as an “accredited investor” within the meaning of Regulation D under the U.S. Securities Act of 1933 or as a “qualified institutional buyer” within the meaning of Rule 144A under the Securities Act, for purposes of establishing the availability of an exemption from the registration requirement of the Securities Act in connection with the Company’s option to deliver Shares under paragraph “Payment of interest” or “Payment on maturity” above.

(ii)	Restrictions on resale

The Bonds and the Shares of the Company issuable or deliverable in respect thereof have not been registered under the Securities Act and may not be offered and sold in the United States absent registration or an applicable exemption from the registration requirement of the Securities Act.

Neither the Bonds nor the Shares may be offered, sold, reoffered, resold, pledged or otherwise transferred except (A) (i) to a “qualified institutional buyer” (as defined in Rule 144A under the Securities Act) or an “accredited investor” (as defined in Regulation D under the Securities Act) in a transaction not involving a public offering under the Securities Act or any applicable laws of the States of the United States governing the offer and sale of securities, (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S and, in the case of Shares, effected on Euronext Paris (and not in a pre-arranged transaction resulting in a resale in the United States), (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) or (iv) pursuant to an effective registration statement, and (B) in accordance with all applicable securities laws of any state or territory of the United States.

Each transferee pursuant to Clause (A)(i) above shall deliver to the Fiscal Agent a letter in the form required.

Second resolution

(Delegations to the board of directors)

     Considering the approval of the previous resolution, the general meeting delegates to the board of directors, with the power of subdelegation to the chairman, the powers to:

•	implement the first resolution, carry out the subscription formalities relating to the issue of the Bonds and in particular receive the subscription forms;

•	note the settlement of the Bonds and the definitive issue of the Bonds;

•	collect the conversion requests, determine and set the relevant number of shares to be issued with respect to the redemption of the Bonds and the payment in shares of the interest due under the Bonds, carry out the issue of shares resulting from the conversion or the redemption of the Bonds or the payment of interest by delivery of shares and record the completion of the capital increase of the Company resulting therefrom;

•	consequently modify the Company’s articles of association and effect all necessary formalities relating to the share capital increase;

•	carry out the paying agency services;

•	and more generally, take all measures necessary to successfully issue the Bonds and necessary with respect to their conversion, their redemption or the payment in shares of the interest due under the Bonds.

Third resolution

(Delegation of powers and authority to the board of directors to increase the capital, reserving the subscription of the shares to be issued to members of a
Company Savings Plan (“Plan d’Epargne Entreprise”))

     The general meeting, being held in compliance with the quorum and majority requirements for an extraordinary general meeting, having been acquainted with the report of the board of directors and the special report of the statutory auditors, pursuant to article L.443-1 and seq. of the French Labor Code and articles L.225-129 and seq. and L.225-138 and seq. of the French Commercial Code:

1.	delegates all powers to the board of directors, for a period of twenty-six months, to carry out, on one or several occasions, on its own initiative, capital increases within a limit of a maximum nominal value of EUR 1 000 000, not taking into account any adjustment that may be necessary in accordance with the law, through the issue of shares or other securities with deferred access to the share capital, to which the subscription will be reserved to those members of the Company Savings Plan of the Company and of French or foreign companies of the group who furthermore fulfil the conditions set out by the board of directors, in accordance with the law;

2.	decides that the board of directors shall be entitled to grant free shares or other free securities with deferred access to the share capital of the Company, provided that the total advantage resulting therefrom and, as the case may be, from the discount on the share subscription price, shall not exceed the limits provided for by the regulatory and legal provisions;

3.	decides that the issue price for the new shares and for the securities with deferred access to the share capital will be set by the board of directors in accordance with regulatory and legal provisions;

4.	decides that the terms of the securities with deferred access to the share capital will be fixed by the board of directors in accordance with the law;

5.	decides to waive the preferential right of the shareholders to subscribe to newly issued shares in favour of the members of the Company Savings Plan;

6.	decides in the event of capital increases performed in accordance with the powers granted to the board of directors by this general meeting under the first resolution, to increase the share capital with respect to the Bonds issue, and by the general meeting dated 13 May 2004, under the twelfth and thirteenth resolutions, to increase the capital up to a maximum nominal amount of EUR 23 million, except if such capital increases result from a contribution in kind or from the previous issue of securities with deferred access to the share capital, that the board of directors shall have to deliberate on the opportunity to perform a capital increase up to a nominal amount of EUR 1 000 000 reserved to the employees mentioned under point 1 above and under the terms and conditions mentioned in article L.443-5 of the French Labor Code.

The general meeting grants all powers to the board of directors to implement the present delegation of powers and authority and in particular to grant deferred payment for shares and, as the case may be, for the securities with deferred access to the share capital, set the terms and conditions of the operations and set the dates and terms of the issues which will be carried out pursuant to the present authorization, set the opening and closing dates for the subscriptions, the dates at which shares will give right to dividends, the terms for full payment of shares and other securities with deferred access to the share capital, request the admission and listing of securities on such markets as it may decide.

The board of directors, will also have all powers, with authority to sub-delegate such powers to the chairman, to record the effectiveness of the capital increases for the number of shares which will actually be subscribed, to carry out, either directly or by proxy, all operations and administrative formalities relating to the capital increases and, at its sole discretion and if it deems appropriate, to charge the expenses relating to the capital increases to the amount of issue premiums pertaining to these capital increases and to deduct from this amount the sums required to raise the legal reserve to one tenth of the new capital after each increase.

The present authorization cancels, for the remaining period of its validity, and replaces the authorization granted to the board by the general meeting held on 13 May 2004 in its fifteen resolution. This authorization shall remain valid for a period of twenty-six months from the date of the present meeting.

Fourth resolution

(Addition of an article 13 allowing the board of directors to appoint observers)

     The general meeting, being held in compliance with the quorum and voting requirements for extraordinary general meetings, having been acquainted with the report of the board of directors, decides to add a new article 13 at the end of title III of the articles of association:

     Article 13 — Observers

     “The board of directors may appoint one or several Observers to a maximum number of 3.

     In case of a vacancy resulting from death or resignation of one or several Observers, the board of directors may proceed to appointments on a temporary basis.

     The Observers shall be appointed for a 6 year period ending at the end of the general meeting convened to approve the financial statements of the latest fiscal year and held within the year during which their tenure lapse.

     The Observers are convened to the board of directors’ meetings and will take part in the discussions in an advisory capacity, however their absence cannot render such discussions void.”

     The numbering of the following articles is consequently modified.

Fifth resolution

(Appointment of a director)

     The general meeting, being held in compliance with the quorum and voting requirements for an ordinary general meetings, having been acquainted with the report of the board of directors, noting the approval of the first and second resolutions, decides to appoint M. Andrew SHEINER, whose address is 2 Lismore Road, Toronto, Ontario, Canada M5P 3N4, as director. Such appointment shall come into effect once the board of directors or the chairman, pursuant to a delegation, notes the subscription of all the Bonds by Onex Partners LP, Onex American Holdings II LLC, Onex U.S. Principals LP and CGG Executive Investco, LLC for a 6 year period ending at the end of the general meeting convened to approve the financial statements relating to the fiscal year ending on 31 December 2009.

Sixth resolution

     The general meeting fully empowers the bearer of a copy or of an extract of these resolutions to carry out the formalities legally required.

All shareholders are entitled to participate in this General Meeting, whatever the number of shares held, or to cast postal votes.

If they are individual shareholders they may be represented only by another shareholder member of the Meeting or an officer of the Meeting or by their spouse.

In order to participate or to be represented at the Meeting :

•	holders of registered shares must have the shares registered in their names at least five days prior to the date of the Meeting,

•	holders of bearer shares should, at least five days prior to the date of the Meeting, provide evidence that the shares are being held in a blocked account, in the form of a certificate issued by the financial intermediary holding the shares on account. Such certificate should be sent to BNP PARIBAS Securities Services — GIS Emetteurs — Assemblées — Immeuble Tolbiac — 75450 Paris Cedex 09.

Postal voting or proxy forms and admission cards may be obtained on request from BNP PARIBAS Securities Services.

Shareholders wishing to cast a postal vote may obtain the appropriate form by writing to the Company or BNP PARIBAS Securities Services, GIS Emetteurs — Assemblées, by registered letter with acknowledgment of receipt.

As required by law, shareholders are reminded that:

•	In order to allow time for such forms to be issued, requests must be received at the Company’s head office (Legal Division) or by BNP PARIBAS Securities Services (GIS Emetteurs — Assemblées), not later than six days prior to the date of the Meeting.

•	The duly completed form must be returned to the Company’s head office or BNP PARIBAS Securities Services, GIS Emetteurs — Assemblées, at least three days prior to the date of the Meeting.

•	In the case of holders of bearer shares, postal votes will only be accepted subject to prior receipt of the certificate evidencing the fact that the shares are being held in a blocked account, as provided for above.

•	Any shareholder who casts a postal vote will not have the right to participate in the Meeting in person or to give a proxy to any other person.

THE BOARD OF DIRECTORS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPAGNIE GENERALE DE GEOPHYSIQUE 1, rue Léon Migaux 91341 — Massy Cedex
GENERAL COMPANY OF GEOPHYSICS
Date: October 19th 2004	By Senior Executive Vice President, Geophysical Services /Christophe PETTENATI AUZIERE /